As filed with the Securities and Exchange Commission on December 26, 2024.

Registration No. 333-279803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
FORM F-1
REGISTRATION STATEMENT

Under
the Securities Act of 1933

leddartech holdings inc.
(Exact Name of Registrant as specified in its charter)

Canada	7372	98-1776150
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

LeddarTech Holdings Inc.

4535, boulevard Wilfrid-Hamel, Suite 240

Québec G1P 2J7, Canada

(418) 653-9000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

LeddarTech USA Inc.

c/o The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington DE 19801

(418) 653-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John T. Blatchford Christopher G. Barrett Vedder Price P.C. 222 North LaSalle Street Chicago, IL 60601 Tel: (312) 609-7500	Pierre-Yves Leduc Stikeman Elliott LLP 1155 René-Lévesque Blvd. West, 41st Floor Montréal, Québec H3B 3V2 Tel: (514) 397-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒ 333-279803

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form F-1 (File No. 333-279803) (the “Registration Statement”) of LeddarTech Holdings Inc. (the “Company”), as originally declared effective by the Securities and Exchange Commission on June 4, 2024, is being filed as an exhibits-only filing solely to file the consents (the “Consents”) of (i) Ernst & Young LLP with respect to its report dated July 26, 2023 with respect to the consolidated statement of loss and comprehensive loss and cash flows of LeddarTech Holdings Inc. (formerly known as LeddarTech Inc.) for the year ended September 30, 2022, and the related notes and (ii) Richter LLP with respect to its report dated December 24, 2024 with respect to the consolidated financial statements of the Company at and for the years ended September 30, 2023 and September 30, 2024, and with respect to the adjustments to retrospectively apply the reporting of discontinued operations to the consolidated financial statements of the Company at and for the year ended September 30, 2022, each of which is contained in the Company’s Annual Report on Form 20-F for the year ended September 30, 2024 and included in the Prospectus Supplement No. 11 dated December 26, 2024 filed pursuant to Rule 424(b)(3). The Consents are filed herewith as Exhibit 23.1 and Exhibit 23.2, respectively. Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 8 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consents. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibit Index

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP (LeddarTech Holdings Inc. (as successor to LeddarTech Inc.).*
23.2	Consent of Richter LLP.*

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Quebec, Canada, on the 26th day of December, 2024.

LEDDARTECH HOLDINGS INC.

By:	/s/ Frantz Saintellemy
Name:	Frantz Saintellemy
Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Capacity	Date

/s/ Frantz Saintellemy		Chief Executive Officer and Director	December 26, 2024
Frantz Saintellemy		(Principal Executive Officer)

/s/ Christopher Stewart		Chief Financial Officer	December 26, 2024
Christopher Stewart		(Principal Financial and Accounting Officer)

*		Chairman	December 26, 2024
Derek Kenneth Aberle

*		Director	December 26, 2024
Charles Boulanger

*		Director	December 26, 2024
Nick Stone

*		Director	December 26, 2024
Michelle Sterling

*		Director	December 26, 2024
Yann Delabrière

*		Director	December 26, 2024
Sylvie Veilleux

*		Director	December 26, 2024
Lizabeth Ardisana

* By:	/s/ Frantz Saintellemy		December 26, 2024
Frantz Saintellemy Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of LeddarTech Holdings Inc., has signed this registration statement on December 26, 2024.

LEDDARTECH USA INC.

By:	/s/ Frantz Saintellemy
Name:	Frantz Saintellemy
Title:	Director